September 21, 2022

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On July 28, 2022, the Registrant, on behalf of its series, Sterling Capital Diverse Multi-Manager Active ETF (“Diverse Multi-Manager”) and Sterling Capital Focus Equity ETF (“Focus Equity” and collectively, the “Funds”), filed amendments to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on September 13, 2022, you provided comments to the amendment. Below, please find your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Please note that added language is in italics and deleted language appears struck through.

Diverse Multi-Manager

Comment 1: Although not required under the Rule 35d-1 (the “Names Rule”) of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), please confirm supplementally that each sub-advisor identified in the Prospectus is engaged in sub-advising a sleeve of Diverse Multi-Manager at all times.

Response: The Registrant confirms that all sub-advisors named in the Prospectus, each of which is majority diverse owned, are actively sub-advising a sleeve of Diverse Multi-Manager at all times.

Comment 2: In the first paragraph on page 2 of the Prospectus for Diverse Multi-Manager, please clarify that the Registrant may use sub-advisors that do not employ any ESG screens.

Response: The Registrant has amended its disclosures to state the following:

Included in the sub-adviser due diligence process is a consideration of how a sub-adviser incorporates ESG factors into its investment process. As such, the Adviser’s due diligence focuses on understanding and verifying a sub-adviser’s ESG philosophy, process and output. A well-defined approach as to how ESG analysis is incorporated into a sub-adviser’s investment process is preferred, but is not

Alberto Zapata, Esq.

September 21, 2022

necessarily a prerequisite for a sub-adviser. A sub-adviser may not always use ESG screening when making recommendations to the Adviser. The Adviser does not engage in security-level ESG analysis as Fund holdings are driven by sub-adviser recommendations as communicated through the delivery of model portfolios.

Focus Equity

Comment 3: Please add disclosure to Focus Equity’s Item 9 disclosures on pages 7-8 of its Prospectus briefly identifying examples of ESG criteria employed when the ESG integration strategy is being used and clarify whether the ESG integration strategy applies to all investments.

Response: The Registrant has amended its disclosures to state the following:

The co-portfolio managers also consider environmental, social and governance (“ESG”) factors as part of the investment process. These factors include, but are not limited to (1) environmental indicators such as resources, emissions and innovation, (2) social indicators such as employees, stakeholders, products and services, and (3) governance indicators such as management, incentives, transparency and responsibility to stakeholders. When applicable, the portfolio managers and co-portfolio managers will consider these ESG factors when selecting portfolio investments.

Both Funds

Comment 4: Please amend the footnote to the fee tables to include more fulsome disclosure about the expense limitation, including the period of the expense limitation agreement, who can terminate the expense limitation agreement and under what circumstances, and any expenses that may be recouped by the advisor.

Response: The Registrant respectfully declines to amend it disclosures. The Registrant notes that the advisor has not entered an Expense Limitation Agreement with the Registrant on behalf of either Diverse Multi-Manager or Focus Equity. Instead, the footnote to the fee table is taken from the Investment Advisory Agreement between the advisor and the Registrant. Each of Diverse Multi-Manager and Focus Equity pay a unitary fee to the advisor, subject to certain exclusions as outlined in the footnote.

Comment 5: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, the former Director of the Division of Investment Management, please re-order

Alberto Zapata, Esq.

September 21, 2022

the Fund’s principal risk disclosures so that the greatest risks are listed first. The remaining risks can be listed alphabetically. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 6: Confirm whether either Fund employs an ESG strategy in its proxy voting. If so, please include a discussion of ESG in the advisor’s proxy voting guidelines.

Response: While the Funds do not employ an ESG strategy in proxy voting, the advisor is responsible for proxy voting for all of its product offerings and utilizes, among other sources, Glass Lewis Proxy Voting Policies (“Glass Lewis”) which focus on promoting board independence and diversity, and shareholder rights. The advisor employs full discretion when reviewing proxy vote recommendations by Glass Lewis by considering, among other things, ESG fundamentals. This discretion may or may result in a vote-override by the advisor.

If you have any questions, please call Bibb L. Strench at (202) 973-2727 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser

Bibb L. Strench